Filed Pursuant to Rule 433

Registration No. 333-114410

Washington Real Estate Investment Trust

$50,000,000

5.950% SENIOR NOTES DUE JUNE 15, 2011

FINAL TERMS AND CONDITIONS

Issuer:	Washington Real Estate Investment Trust

Ratings:	Baa1 Moody’s / A- S&P

Trade date:	July 21, 2006

Settlement date:	July 26, 2006

Maturity date:	June 15, 2011

Minimum denominations:	$1,000 x $1,000

Total principal amount:	$50,000,000

Benchmark Treasury:	5.125% due June 2011

Benchmark Treasury yield:	4.947%

Re-offer spread:	+97 bps

Re-offer yield to maturity:	5.917%

Coupon:	5.950%

Public offering price:	100.127% of the principal amount plus accrued interest from June 6, 2006

Net proceeds to issuer:	$49,763,500 plus accrued interest from June 6, 2006

Interest payment dates:	June 15 and December 15, commencing on December 15, 2006

Day count:	30 / 360

Redemption provisions	Make-whole call at any time based on US Treasury plus 15 basis points

CUSIP:	939653AH4

Sole Bookrunner:	Credit Suisse Securities (USA) LLC

This issuance of notes constitutes a reopening of, and will form a single issue and series with, the Issuer’s 5.95% Senior Notes due June 15, 2011 originally issued on June 6, 2006 in the principal amount of $100,000,000.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Washington Real Estate Investment Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Washington Real Estate Investment Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037.